Exhibit 99.121

CONSENT OF COFFEY MINING PTY LIMITED

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Re:	Rio Alto Mining Limited – Form 40-F

We do hereby consent to the filing of the written disclosure regarding the technical report entitled the “La Arena Project, Peru”, effective July 31, 2010 (the “Technical Report”), prepared by Linton Kirk, B.E. (Min), FAusIMM (CP), Beau Nicholls, BSc (Geol), MAIG, Doug Corley, BSc (Hons), MAIG and Christopher Witt BSc (Met), MAusIMM and of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project, the use of our name in the Annual Information Form dated March 30, 2012, the Annual Information Form dated August 29, 2011, the Annual Information Form dated August 30, 2010 and the Registration Statement on Form 40-F of Rio Alto Mining Limited, and any amendments thereto.

Beau Nicholls and Chris Witt two of the qualified persons responsible for preparing the Technical Report are no longer employed with us and therefore Coffey Mining Pty. Ltd. (formerly RSG Global Pty Limited) consents to being named in Rio Alto Mining Limited Form 40-F and to the use and reference of the Technical Report and the extracts from, or a summary of, the Technical Report in the written disclosure contained in the Form 40-F and the documents incorporated by reference therein.

DATED the 18 day of December, 2012

COFFEY MINING PTY LIMITED

By:	/s/ John Hearne
Name: John Hearne
Title: Mining Manager WA